SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Prosensa Holding N.V.

(Name of Issuer)

Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

N71546100

(CUSIP Number)

G. Eric Davis, Esq.

Senior Vice President, General Counsel and Secretary

BioMarin Pharmaceutical Inc.

105 Digital Drive

Novato, California 94949

Telephone: (415) 506-6700

with a copy to:

Kevin B. Espinola, Esq.

Jones Day

3161 Michelson Drive, Suite 800

Irvine, California 92612

Telephone: (949) 851-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00383Y102

1	NAMES OF REPORTING PERSONS BioMarin Pharmaceutical Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 34,479,968 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 34,479,968 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,479,968 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.4%% (2)
14	TYPE OF REPORTING PERSON (see Instructions) CO

(1)	Comprised of 34,118,554 ordinary shares, nominal value €0.01 per share, of Prosensa Holding N.V. (the “Shares”) held by BioMarin Falcons B.V., an indirect wholly-owned subsidiary of BioMarin Pharmaceuticals Inc. (“BioMarin Falcons”) and 361,414 Shares held by BioMarin Giants B.V., a direct wholly-owned subsidiary of BioMarin Pharmaceuticals Inc. (“BioMarin Giants”).
(2)	The calculation of this percentage is based on 36,141,379 Shares issued and outstanding as of December 10, 2014, as advised by Prosensa and disclosed in the Offer to Purchase described in Item 4 below.

CUSIP No. 00383Y102

1	NAMES OF REPORTING PERSONS BioMarin Falcons B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,118,554 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 34,118,554 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,479,968 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.4% (2)
14	TYPE OF REPORTING PERSON (see Instructions) CO

(1)	Comprised of 34,118,554 Shares held by BioMarin Falcons and 361,414 Shares held by BioMarin Giants.
(2)	The calculation of this percentage is based on 36,141,379 Shares issued and outstanding as of December 10, 2014, as advised by Prosensa and disclosed in the Offer to Purchase described in Item 4 below.

1	NAMES OF REPORTING PERSONS BioMarin Giants B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 361,414 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 361,414 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,479,968 (1) shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (2)
14	TYPE OF REPORTING PERSON (see Instructions) CO

(1)	Comprised of 34,118,554 Shares held by BioMarin Falcons and 361,414 Shares held by BioMarin Giants.
(2)	The calculation of this percentage is based on 36,141,379 Shares issued and outstanding as of December 10, 2014, as advised by Prosensa and disclosed in the Offer to Purchase described in Item 4 below.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to ordinary shares, nominal value €0.01 per share (the “Shares”), of Prosensa Holdings N.V., a public limited liability company organized under the laws of The Netherlands (“Prosensa”), whose principal executive offices are located at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands.

Item 2. Identity and Background

(a) — (c) and (f) The persons filing this Schedule 13D are BioMarin Pharmaceuticals Inc., a Delaware corporation (“Parent”), BioMarin Falcons B.V., a private company with limited liability organized under the laws of The Netherlands (“BioMarin Falcons”), and BioMarin Giants B.V., a private company with limited liability organized under the laws of The Netherlands (“BioMarin Giants”, and collectively with BioMarin Falcons, the “Purchaser”). The principal executive office of Parent is located at 770 Lindaro Street, San Rafael, California 94901. The telephone number of Parent is (415) 506-6700. The principal executive offices of BioMarin Falcons and BioMarin Giants are located at Barbara Strozzilaan 201, 1083 HN Amsterdam, the Netherlands. The telephone number of BioMarin Falcons and BioMarin Giants is +44 (0)20 7420 0819. Parent’s principal business is developing and commercializing innovative biopharmaceuticals for serious diseases and medical conditions. BioMarin Giants is a newly-formed direct subsidiary of Parent, and BioMarin Falcons is a newly-formed indirect subsidiary of Parent, both organized to effect the Offer (as defined below). Neither BioMarin Falcons or BioMarin Giants has conducted, nor do they expect to conduct, any business other than in connection with the Offer.

The name, citizenship, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) for each director and executive officer of Parent, BioMarin Falcons and BioMarin Giants are set forth in Annex I hereto and incorporated herein by reference.

(d) — (e) During the last five years, none of Parent, BioMarin Falcons or BioMarin Giants or, to the knowledge of Parent, BioMarin Falcons or BioMarin Giants, any of the persons listed on Annex I attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration

The Purchaser acquired the Shares pursuant to the Offer (as defined in Item 4) for approximately $612 million. The Purchaser obtained funding for such acquisition from Parent’s cash on hand.

The information set forth or incorporated in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction

On November 23, 2014, Prosensa, Parent and BioMarin Falcons entered into a Purchase Agreement (the “Purchase Agreement”). In accordance with the Purchase Agreement, on December 12, 2014, the Purchaser commenced a tender offer for all of Prosensa’s outstanding Shares at a purchase price of $17.75 per Share, net to the seller in cash (the “Cash Consideration”), plus one non-transferrable contingent value right (“CVR”) per Share, which represents the contractual right to receive cash payments of up to $4.14 per Share in the aggregate upon the achievement of certain product approval milestones (the Cash Consideration, together with one CVR, the “Offer Price”), in each case, without interest thereon and less any applicable withholding taxes (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of December 12, 2014 (as amended, the “Offer to Purchase”), which is incorporated by reference to Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by Parent and the Purchaser with the Securities and Exchange Commission (the “SEC”) on December 12, 2014 (as amended, the “Schedule TO”), and the related Letter of Transmittal, dated as of December 12, 2014, which is incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer — 6. Price Range of Shares; Dividends,” “The Offer — 9. Source and Amount of Funds,” “The Offer — 10. Background of the Offer; Past Contacts or Negotiations with Prosensa,” “The Offer — 11. The Purchase Agreement; Other Agreements,” “The Offer — 12. Purpose of the Offer; Plans for Prosensa,” “The Offer — 13. Certain Effects of the Offer,” and “The Offer — 14. Dividends and Distributions,” is incorporated herein by reference.

On January 15, 2015, the initial offering period relating to the Offer closed, and Purchaser immediately launched a subsequent offering period. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, advised Purchaser and Prosensa that 33,746,104 Shares were validly tendered and not properly withdrawn pursuant to the Offer (excluding Shares tendered pursuant to notices of guaranteed delivery procedures that had not yet been delivered in satisfaction of such guarantee), which represented approximately 93.4% of all outstanding Shares as of the Offer’s expiration date. Purchaser accepted for payment and promptly made payment for all Shares that were validly tendered and not properly withdrawn in the initial offering period.

The subsequent offering period is scheduled to expire at 6:00 p.m., New York City time, on January 29, 2015. As of January 23, 2015, an additional 733,864 Shares have been tendered in the subsequent offering or via satisfaction of guaranteed deliveries. Purchaser has accepted for payment and promptly made payment for all Shares that have been so validly tendered.

Following the expiration of the subsequent offering period, Purchaser intends to complete a corporate reorganization of Prosensa and its subsidiaries (the “Post-Closing Reorganization”). As part of the Post-Closing Reorganization, Purchaser may complete a sale of all of Prosensa’s assets to BioMarin Falcons or its designee, followed by the dissolution and liquidation of Prosensa. Purchaser may, alternatively, commence a statutory buy-out of Shares from any remaining minority shareholder in accordance with Dutch law, or if BioMarin determines that it is not reasonably practicable to consummate the Post-Closing Reorganization by means of an asset sale or a statutory buy-out of Shares, subject to the prior approval of the two members of Prosensa’s supervisory board who are not designated by Purchaser and/or BioMarin, any other measure constituting a Post-Closing Reorganization. The Post-Closing Reorganization, including the asset sale and subsequent dissolution and liquidation of Prosensa, is a process available to Purchaser under Dutch law to ensure that Purchaser becomes the owner of all of Prosensa’s business operations from and after the consummation of the Post-Closing Reorganization.

In addition, following the expiration of the subsequent offering period, Purchaser, subject to and in accordance with applicable laws, intends to cause Prosensa to (i) delist the Shares from the NASDAQ, (ii) terminate Prosensa’s obligation to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”), pending termination of registration of the Shares under the Exchange Act and (iii) terminate the registration of the Shares under the Exchange Act.

As a result of the closing of the initial offering period, the resignation of all pre-closing managing directors of Prosensa became effective, with the exception of Giles Campion who is not resigning. Also effective upon the closing were the resignations of all pre-closing supervisory directors, with the exception of David Mott who is not resigning. The appointments of Scott Clarke and Richard Holslag to Prosensa’s management board, and Hans Schikan, Henry Fuchs, Robert Baffi and G. Eric Davis to the supervisory board, became effective upon the closing, and the reappointments of David Mott to the supervisory board and Giles Campion to the management board became effective upon the closing as well.

General

Other than as described in this Item 4, Parent and Buyer have no present plans or proposals that would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

References to, and descriptions of the Purchase Agreement, the Offer to Purchase and the Letter of Transmittal as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Purchase Agreement the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D and which are incorporated by reference in this Item 4 in their entirety.

Item 5. Interest in Securities of the Issuer

(a)-(b) As a result of (1) the purchase of the Shares during the initial offering period and (2) the purchase of the Shares during the subsequent offering period as of January 23, 2015, Parent beneficially owns a total of 34,479,968 Shares, representing approximately 95.4% of the Shares outstanding, BioMarin Falcons beneficially owns a total of 34,118,554 Shares, representing approximately 94.4% of the Shares outstanding, and BioMarin Giants beneficially owns a total of 361,414 Shares, representing approximately 1.0% of the Shares outstanding

The Reporting Persons have the power to vote or direct the voting, and to dispose or direct the disposition of all of the Shares beneficially owned. As BioMarin Falcons and BioMarin Giants are indirect or direct wholly owned subsidiaries of Parent, Parent may be deemed to have beneficial ownership over the Shares owned by BioMarin Falcons and BioMarin Giants.

(c) The information set forth or incorporated in Item 4 is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Pursuant to the Purchase Agreement, on November 26, 2014, Prosensa issued and sold to BioMarin Falcons, and BioMarin Falcons purchased from Prosensa, a convertible promissory note in the principal amount of €40,355,125.10 (the “Convertible Note”). Following the initial closing of the Offer, the Convertible Note is no longer convertible. The Convertible Note accrues interest at an annual rate of 6%, which will become payable upon the earliest to occur of prepayment, an event of default or November 26, 2017. This description of the Convertible Note is not intended to be complete and is qualified in its entirety by reference to the Convertible Note, a copy of which is filed as Exhibit 4 to this Schedule 13D and which is incorporated by reference in this Item 6 in its entirety.

In connection with the process leading to the execution of the Purchase Agreement, Parent and Prosensa entered into the Mutual Non-Disclosure Agreement, dated as of July 31, 2014 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, Parent agreed, subject to customary exceptions, to keep confidential any confidential information concerning Prosensa furnished from Prosensa to Parent or its representatives and Parent agreed to use such confidential information solely for the purpose of evaluating a possible transaction with Prosensa. This description of the Confidentiality Agreement is not intended to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit 5 to this Schedule 13D and which is incorporated by reference in this Item 6 in its entirety.

Except as otherwise described in this Schedule 13D, to the knowledge of Parent and Purchaser, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of Prosensa.

Item 7. Material to be Filed as Exhibits

1.	Purchase Agreement, dated as of November 23, 2014, among BioMarin Pharmaceutical Inc., BioMarin Falcons B.V. and Prosensa Holding N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent on November 26, 2014).

2.	Offer to Purchase, dated as of December 12, 2014 (December 12, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and the Purchaser with the SEC on December 12, 2014, as amended ).

3.	Letter of Transmittal, dated as of December 12, 2014 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent and the Purchaser with the SEC on December 12, 2014, as amended).

4.	Convertible Note, dated as of November 26, 2014 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Parent on November 26, 2014).

5.	Mutual Non-Disclosure Agreement, dated as of July 31, 2014, between BioMarin Pharmaceutical Inc. and Prosensa Holding N.V. (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Parent and the Purchaser with the SEC on December 12, 2014, as amended).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BioMarin Falcons B.V.

By:	/s/ G. Eric Davis
	Name:	G. Eric Davis
	Title:	Managing Director

By:	/s/ Robert Baffi
	Name:	Robert Baffi
	Title:	Managing Director

BioMarin Giants B.V.

By:	/s/ G. Eric Davis
	Name:	G. Eric Davis
	Title:	Managing Director

By:	/s/ Robert Baffi
	Name:	Robert Baffi
	Title:	Managing Director

BioMarin Pharmaceutical Inc.

By:	/s/ G. Eric Davis
	Name:	G. Eric Davis
	Title:	Senior Vice President, General Counsel & Secretary

Dated: January 26, 2015

ANNEX I

Information Concerning Directors and Executive Officers of Parent

Parent. The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of BioMarin Pharmaceuticals Inc. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within BioMarin Pharmaceuticals Inc. The business address of each of these individuals is c/o 770 Lindaro Street, San Rafael, California 94901, and the business phone number of each is (415) 506-6700. Except as otherwise indicated below, each of the persons listed below is a U.S. citizen.

Board of Directors

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Jean-Jacques Bienaimé

Mr. Bienaimé joined BioMarin in May 2005 as Chief Executive Officer and member of the Board of Directors, bringing with him over 25 years of experience in the biotechnology and pharmaceutical industries. From November 2002 to April 2005, Mr. Bienaimé served as Chairman, Chief Executive Officer, and President of Genencor, a biotechnology company focused on industrial bioproducts and targeted cancer biotherapeutics. Under his leadership, Genencor’s revenues increased substantially to over $400 million and shareholder value increased dramatically, culminating in the sale of the company to Danisco in the spring of 2005 for an enterprise value of over $1.2 billion. From 1998 to late 2002, Mr. Bienaimé served as Chairman, Chief Executive Officer and President of Sangstat Medical Corporation, an immunology-focused biotechnology company that he guided to profitability prior to its acquisition by Genzyme Corporation. From 1992 to 1998, Mr. Bienaimé held several senior management positions at Rhone-Poulenc Rorer Pharmaceuticals (now Sanofi-Aventis), culminating in the position of Senior Vice President of Worldwide Marketing and Business Development responsible for, among other things, the launch of Lovenox® (for the prevention of pulmonary embolism and treatment of unstable angina) in the United States and Taxotere® (for breast and lung cancer) worldwide. Earlier in his career, he worked at Genentech, Inc. where he was involved in the launch of tissue plasminogen activator (t-PA) for the treatment of heart attacks.

Mr. Bienaimé currently serves on the boards of Vital Therapies, Inc., a biotechnology company, and The Biotech Industry Organization. He received an M.B.A. from the Wharton School at the University of Pennsylvania and a degree in economics from the École Supérieure de Commerce de Paris. Mr. Bienaimé is also a citizen of France.

Kenneth M. Bate	Kenneth M. Bate joined the Board in September 2010. Mr. Bate is currently an independent consultant. From May 2009 to January 2012, Mr. Bate served as President and Chief Executive Officer of Archemix, Inc., a privately-held biotechnology company engaged in discovering and developing aptamer therapeutics to treat chronic and acute diseases. In March 2011, he was elected Non-Executive Chairman of Cubist Pharmaceuticals, Inc., a biopharmaceutical company. From 2006 to April 2009, Mr. Bate served in various positions at NitroMed, Inc., a pharmaceutical company, most recently as President and Chief Executive Officer. From 2002 to 2005, Mr. Bate served as Chief Financial Officer of

Millennium Pharmaceuticals where he headed the commercial organization. Prior to joining Millennium Pharmaceuticals, Mr. Bate co-founded JSB Partners, LLC, a banking and advisory services firm for biopharmaceutical and life sciences companies. From 1990 to 1996, he was with Biogen (now Biogen Idec), a biotechnology company, first as their Chief Financial Officer and then as head of the commercial organization responsible for launching its multiple sclerosis business. Mr. Bate received his B.A. in Chemistry from Williams College and his M.B.A. from the Wharton School at the University of Pennsylvania. He is currently serving on the boards of three public companies, AVEO Pharmaceuticals, Inc., Genocea Biosciences, Inc. and Cubist Pharmaceuticals, Inc., and two private companies, Catabasis Pharmaceuticals, Inc., a biotechnology company, and TransMedics, Inc., a medical device company.

Michael Grey	Michael Grey joined the Board in December 2005. Mr. Grey currently serves as Chief Executive Officer and Chairman of Reneo Pharmaceuticals, Inc. From February 2011 he served as President and Chief Executive Officer of Lumena Pharmaceuticals, Inc., a privately-held biotechnology company, before it was acquired by Shire plc in May 2014. He is also serving as Venture Partner with Pappas Ventures, a life sciences venture capital firm, since January 2010. Between January and September 2009, he served as President and Chief Executive Officer of Auspex Pharmaceuticals, Inc., a private biotechnology company. From January 2005 until its acquisition in August 2008, Mr. Grey was President and Chief Executive Officer of SGX Pharmaceuticals, Inc., a public biotechnology company, where he previously served as President from June 2003 to January 2005 and as Chief Business Officer from April 2001 until June 2003. Prior to joining SGX Pharmaceuticals, Inc., Mr. Grey acted as President, Chief Executive Officer and Board member of Trega Biosciences, Inc., a biotechnology company. From November 1994 to August 1998, Mr. Grey was the President of BioChem Therapeutic, Inc., the pharmaceutical operating division of BioChem Pharma, Inc. During 1994, Mr. Grey served as President and Chief Operating Officer for Ansan, Inc., a pharmaceutical company. From 1974 to 1993, he served in various roles with Glaxo, Inc. and Glaxo Holdings, plc, culminating in the position of Vice President, Corporate Development. Mr. Grey is currently a director of Horizon Pharma, Inc., a public pharmaceutical company, Mirati Therapeutics, a biopharmaceutical company, and Selventa, Inc., a healthcare company. Mr. Grey previously served on the board of directors of two public companies during the past five years: IDM Pharma, Inc. (from 1999 to 2009) and Achillion Pharmaceuticals, Inc. (from 2001 to 2010). He received a B.Sc. in chemistry from the University of Nottingham, United Kingdom.

Elaine J. Heron, Ph.D.	Elaine J. Heron, Ph.D., joined the Board in July 2002. Dr. Heron served as Chair and Chief Executive Officer of Amplyx Pharmaceuticals, Inc., a private early stage drug development company, from February 2009 to July 2012 and continues to serve as Chair of that company. From July 2001 to October 2008, Dr. Heron was Chair and Chief Executive Officer of Labcyte Inc., a private biotechnology company. Before joining Labcyte Inc., she spent six years in increasingly responsible positions at the Applied Biosystems Group of Applera Corporation, a biotechnology company, including the position of General Manager and Vice President of Sales and Marketing. Dr. Heron earned a B.S. in chemistry with highest distinction and a Ph.D. in analytical biochemistry from Purdue University and an M.B.A. from Pepperdine University.

Pierre Lapalme	Pierre Lapalme joined the Board in January 2004 and was named as Chairman of the Board in August 2004. From 1995 until his retirement in 2003, he served as the President and Chief Executive Officer of North America Ethypharm, Inc., a drug delivery company. Throughout his career, Mr. Lapalme held numerous senior management positions in the pharmaceutical industry, including Chief Executive Officer and Chairman of the Board of Rhône-Poulenc Pharmaceuticals, Inc. in Canada, and Senior Vice President and General Manager of North America Ethicals, a division of Rhône-Poulenc Rorer, Inc. (now known as Sanofi-Aventis), where he oversaw the development of the ethical pharmaceutical business in the United States, Canada, Mexico, and Central America. Mr. Lapalme served on the board of the National Pharmaceutical Council and was a board member of the Pharmaceutical Manufacturers Association of Canada, where he played a leading role in reinstituting patent protection for pharmaceuticals. Mr. Lapalme previously served on the board of directors of one public company during the past five years, Bioxel Pharma (from 2004 to 2009). He also serves on the board of two private biotech companies. Mr. Lapalme was appointed to the board of Aeterna Zentaris, a biopharmaceutical company, in December 2009, was appointed to the board of Insys Therapeutics, Inc., in May 2013 and was appointed Chairman of the Board of Pediapharm Inc. in January 2014. Mr. Lapalme studied at the University of Western Ontario and INSEAD France. Mr. Lapalme is a citizen of Canada.

V. Bryan Lawlis, Ph.D.	V. Bryan Lawlis, Ph.D., joined the Board in June 2007. Since August 2011 he has served as the President and Chief Executive Officer of Itero Biopharmaceuticals, LLC, a privately held limited liability holding company which has held the assets of Itero Biopharmaceuticals, Inc. since August 2011. Dr. Lawlis co-founded and served as President and Chief Executive Officer of Itero Biopharmaceuticals, Inc. from 2006 until it discontinued operations in August 2011. Dr. Lawlis served as President and Chief Executive Officer of Aradigm Corporation, a pharmaceutical company from August 2004, and served on its board of directors from February 2005, continuing in both capacities until August 2006. Dr. Lawlis served as Aradigm Corporation’s President and Chief Operating Officer from June 2003 to August 2004 and its Chief Operating Officer from November 2001 to June 2003. Previously, Dr. Lawlis co-founded Covance Biotechnology Services, a contract biopharmaceutical manufacturing operation, served as its President and Chief Executive Officer from 1996 to 1999, and served as Chairman from 1999 to 2001, when it was sold to Diosynth RTP, Inc., a division of Akzo Nobel, NV. From 1981 to 1996, Dr. Lawlis was employed at Genencor, Inc., a biotechnology company, and Genentech, Inc. His last position at Genentech, Inc. was Vice President of Process Sciences. Dr. Lawlis holds a B.A. in microbiology from the University of Texas at Austin, and a Ph.D. in Biochemistry from Washington State University. In addition to BioMarin, Dr. Lawlis holds board positions on three privately held companies, Itero Biopharmaceuticals, LLC, Reform Biologics LLC, and Sutro Biopharma, Inc. Dr. Lawlis was appointed to the board of Geron Corporation, a public biopharmaceutical company, in March 2012, and was appointed to the board of KaloBios Pharmaceuticals, Inc., a public biopharmaceutical company, in August 2013. Dr. Lawlis has acted as the chairman of the scientific advisory board for Coherus Biosciences, Inc., a privately held biotechnology company since November 2012 and has served on their board of directors since July 2014.

Alan J. Lewis, Ph.D.	Alan J. Lewis, Ph.D., joined the Board in June 2005. Dr. Lewis currently serves as Chairman of the Board of Cellastra Inc., a private biotechnology company, and director of four other private biotechnology companies, DiaVacs, Inc., Batu Biologics, Capella Therapeutics and Targazyme, Inc. Dr. Lewis served as Chief Executive Officer and Director of Medistem, Inc., a public biotechnology company, from October 2012 to March 2014. From July 2010 to November 2011, Dr. Lewis served as President, Chief Executive Officer and Director of Ambit Biosciences, a private biotechnology company. From January 2009 to June 2010, Dr. Lewis served as President and Chief Executive Officer of The Juvenile Diabetes Research Foundation. From February 2006 until December 2008, Dr. Lewis was the President and Chief Executive Officer of Novocell, Inc., a privately held regenerative disease biotechnology company. Prior to joining Novocell Inc., a company focused on stem cell therapy, starting in 2000, he was President of Celgene Signal Research, a wholly-owned subsidiary of the Celgene Corporation, a pharmaceutical company. From February 1994 to August 2000, he was the President and Chief Executive Officer of Signal Pharmaceuticals, Inc., where he guided the company to its successful acquisition by Celgene Corporation. From 1979 to 1994, Dr. Lewis held a number of positions at Wyeth-Ayerst Research and its predecessor, Wyeth Laboratories, Inc., including Vice President of Research at Wyeth-Ayerst Research. Dr. Lewis has published over 120 full manuscripts and has written and edited seven books. Dr. Lewis was a Research Associate at Yale University from 1972 to 1973. Dr. Lewis received a B.Sc. In physiology and biochemistry from Southampton University, Southampton, Hampshire, United Kingdom, and a Ph.D. in pharmacology from the University of Wales, Cardiff, United Kingdom. Dr. Lewis is a U.K. citizen.

Richard A. Meier	Mr. Meier joined the Board in December 2006. He is currently providing management and financial advisory services to medical device and biopharmaceutical companies, and private equity and venture capital firms. From January 2010 through March 2012, Mr. Meier was an Executive Vice President and Chief Financial Officer at TeleFlex, Incorporated, a global medical device company. From November 2007 to May 2009, Mr. Meier served as President and Chief Operating Officer of Advanced Medical Optics, a global Ophthalmic Medical Device company, that was acquired by Abbott in February 2009. Between April 2002 and November 2007, Mr. Meier served continuously as Advanced Medical Optics’ Chief Financial Officer, while serving in a variety of additional senior operating roles, Prior to joining Advanced Medical Optics, Mr. Meier was the Executive Vice President and Chief Financial Officer of Valeant Pharmaceuticals, Inc., from October 1999, and Senior Vice President & Treasurer from May 1998 to October 1999. Before joining Valeant Pharmaceuticals, Mr. Meier was an executive with the investment banking firm of Schroder & Co. Inc. in New York, from 1996. Prior to Mr. Meier’s experience at Schroder & Co., he held various financial and banking positions at Salomon Smith Barney, Manufacturers Hanover Corporation, Australian Capital Equity, and Greyhound Lines, Inc. Mr. Meier is also a Director of Staar Surgical, Inc, an ophthalmic medical device company, since 2009: and serves on both the Compensation and Audit Committees.

Dennis J. Slamon, M.D., Ph.D.	Dr. Slamon joined the Board in March 2014. Dr. Slamon currently serves as director of Clinical/Translational Research, and as director of the Revlon/UCLA Women’s Cancer Research Program, at UCLA’s Jonsson Comprehensive Cancer Center. Dr. Slamon is a professor of medicine and chief of the Division of Hematology/Oncology at, and executive vice chair for research for, UCLA’s Department of Medicine and also serves as director of the medical advisory board for the National Colorectal Cancer Research Alliance, a fund-raising organization that promotes advances in colorectal cancer. A 1970 B.A. honors graduate in biology from Washington & Jefferson College and a 1975 graduate of the University of Chicago’s Pritzker School of Medicine, Dr. Slamon earned his Ph.D. in cell biology that same year. He completed his internship and residency at the University of Chicago Hospitals and Clinics, becoming chief resident in 1978. One year later, he became a fellow in the Division of Hematology/Oncology at UCLA where he now serves on the faculty of medicine.

William D. Young	William D. Young joined the Board in September 2010. Mr. Young is a partner with Clarus Ventures, a life science venture capital firm that he joined in March 2010. Mr. Young began serving as a Director of IDEC Pharmaceuticals in 1997 and served as Chairman of the Board of Biogen Idec from January 2010 to June 2014. From 1999 to October 2009, Mr. Young was Chairman and Chief Executive Officer of Monogram Biosciences, Inc., a life sciences company engaged in the development of molecular diagnostic products, until its acquisition by LABCorp, Inc. in October 2009. From 1997 to 1999, Mr. Young served as Chief Operating Officer of Genentech, Inc. Mr. Young joined Genentech, Inc. in 1980 as Director of Manufacturing and Process Sciences and became Vice President in 1983. He was promoted to various positions and, in 1997, became Chief Operating Officer, taking on responsibility for all development, operations and sales and marketing activities. Prior to joining Genentech, Inc., Mr. Young was with Eli Lilly & Co. for 14 years. Mr. Young holds a B.S. in Chemical Engineering and an Honorary Doctorate in Engineering from Purdue University and an M.B.A. from Indiana University. Mr. Young serves as a Director of Theravance Biopharma, a biopharmaceutical company, Executive Chairman of NanoString Technologies, a provider of life science tools for translational research and development of molecular diagnostic products, Director of Vertex Pharmaceuticals, a pharmaceutical company and a Director of Ariosa Diagnostics, Inc., a molecular diagnostics company. Mr. Young was elected to the National Academy of Engineering in 1993 for his contributions to Biotechnology.

Executive Officers

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Jean-Jacques Bienaime	See information provided above.

Robert A. Baffi	Dr. Baffi joined BioMarin in May 2000 and currently serves as Executive Vice President of Technical Operations responsible for overseeing the company’s manufacturing, process development, quality, and analytical chemistry departments. He is a member of the board of directors of KaloBios Pharmaceuticals Inc. From 1986 to 2000, Dr. Baffi served in a number of increasingly responsible positions at Genentech, primarily in the functional area of quality control. Prior to Genentech, Dr. Baffi worked for Cooper BioMedical as a Research Scientist and at Becton Dickinson Research Center as a Post-Doctoral Fellow. Dr. Baffi has contributed to more than 20 regulatory submissions for product approval in the United States and Europe and to more than 50 regulatory submissions for investigational new drug testing. Dr. Baffi received a Ph.D, M.Phil and a B.S. in biochemistry from the City University of New York and an M.B.A. from Regis University.

Dr. Henry J. Fuchs	Dr. Henry Fuchs joined BioMarin in 2009 and is the current Executive Vice President and Chief Medical Officer. Previously he served as Executive Vice President and Chief Medical Officer of Onyx Pharmaceuticals. He served as a Director of Ardea Biosciences beginning in November 2001 and as its Chief Executive Officer from January 2003 until June 2005. Dr. Fuchs first joined Ardea as Vice President, Clinical Affairs in October 1996 and was appointed President and Chief Operating Officer in November 2001. From 1987 to 1996, Dr. Fuchs held various positions at Genentech where, among other responsibilities, he led the clinical program that resulted in the approval of Genentech’s Pulmozyme. Dr. Fuchs was also responsible for the Phase III development program that led to the approval of Herceptin to treat metastatic breast cancer. Dr. Fuchs received an M.D. degree from George Washington University and a B.A. degree in biochemical sciences from Harvard University. Dr. Fuchs is currently a director of Mirati Therapeutics, a public biopharmaceutical company, and Genomic Health, a molecular diagnostics company.

Brian Mueller	Mr. Mueller joined BioMarin in December 2002 and currently serves as the Group Vice President, Corporate Controller. Mr. Mueller has also served as our Chief Accounting Officer since March 2011. From March 2009 to March 2014, Mr. Mueller served as the Vice President, Corporate Controller. He is a member of the board of directors of Anthera Pharmaceuticals, Inc., where he also serves as Chairman of the Audit Committee. Prior to joining BioMarin in 2002, Mr. Mueller worked for KPMG as a senior manager in the firm’s audit practice. Mr. Mueller joined KPMG after Arthur Andersen LLP ceased operations in June 2002, prior to which he spent seven years with Arthur Andersen LLP in the firm’s audit and business advisory services practice. Mr. Mueller received a B.S. in Accountancy from Northern Illinois University in DeKalb, Illinois, and is a member of the American Institute of Certified Public Accountants.

Dan Spiegelman	Mr. Spiegelman joined BioMarin in 2012 and is the current Executive Vice President and Chief Financial Officer. Prior to BioMarin, he most recently served as a consultant to provide strategic financial management support to a portfolio of public and private life science companies. He is a member of the board of directors at several companies including Affymax, Inc. and Oncothyreon Inc. From 1998 to 2009, he served as Senior Vice President and Chief Financial Officer of CV Therapeutics where he was responsible for Finance, Accounting, Investor Relations, Business Development and MIS. From 1991 to 1998, Mr. Spiegelman served various roles at Genentech, Inc., most recently as Treasurer. He received a BA from Stanford University and an M.B.A. from the Stanford Graduate School of Business. Mr. Spiegelman is currently the chairman of Relypsa, a biopharmaceutical company and a director of Oncothyreon, a biotechnology company.

Jeff Ajer	Mr. Ajer joined BioMarin in 2005 and is currently the Executive Vice President and Chief Commercial Officer. Most recently, Mr. Ajer served as Senior Vice President and Chief Commercial Officer. Prior to that role, he was the Vice President, Commercial Operations, The Americas where he had P&L responsibility for commercial operations throughout the Americas and led product marketing, reimbursement and sales operations for BioMarin. Since joining as one of the first sales and marketing employees, Mr. Ajer has played a leadership role in establishing BioMarin’s successful commercial infrastructure and global footprint, shaped the launches and growth strategies for Naglazyme and Kuvan and led commercial planning for late-stage pipeline programs. Immediately prior to BioMarin, Mr. Ajer served as Vice President, Global Transplant Operations at Genzyme Corporation. His experience prior to Genzyme includes roles in sales, marketing and operations at SangStat Medical Corporation and ICN Pharmaceuticals. Mr. Ajer received both a B.S. in chemistry and an M.B.A. from the University of California, Irvine.

G. Eric Davis	Mr. Davis joined BioMarin in March 2004, and currently serves as Senior Vice President, General Counsel and Secretary. From 2000 to 2004, Mr. Davis worked in the San Francisco office of Paul Hastings Janofsky & Walker LLP, where he served on the firm’s national securities practice committee. Mr. Davis has represented public and private companies and venture capital and investment banking firms in a wide range of corporate and securities matters, mergers and acquisitions, strategic alliance matters, and intellectual property-related business transactions. His experience involves a variety of industries, including biotechnology and life sciences. Mr. Davis received a B.A. in political economy from the University of California, Berkeley, and a J.D. from the University of San Francisco School of Law.

Information Concerning Directors and Executive Officers of Purchaser

Purchaser. The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of BioMarin Falcons B.V. The business address each of these individuals is c/o is Barbara Strozzilaan 201, 1083 HN Amsterdam, the Netherlands and the telephone number for each is +44 (0)20 7420 0819. Except as otherwise indicated below, each of the persons listed below is a U.S. citizen.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

G. Eric Davis	Mr. Davis has been a managing director of BioMarin Falcons B.V. since November 20, 2014. See information provided above.

Richard Morris	Mr. Morris has been a managing director of BioMarin Falcons B.V. since November 20, 2014. Mr. Morris joined BioMarin Pharmaceutical Inc. in August 2012, and currently serves as its Senior Director, Head of Legal and Compliance, EUMEA. From 2001 to 2008, Mr. Morris worked as Legal Director for the UK and France for Patheon, based in the UK where he also served as Chairman of the pension trustees. In 2008 Mr. Morris joined Pfizer as Senior Legal Counsel and Corporate Compliance Counsel in Pfizer Ireland, based in Cork. His experience involves a wide variety of experience from both the third party manufacturing and “big pharma” sectors including mergers and acquisitions, strategic alliance matters, commercial and clinical trial manufacturing and all aspects of commercial sales and compliance. Mr. Morris received an Ll.B(Hons) in law from the University of Derby and was called to the Bar of England and Wales in 1998. Mr. Morris is a U.K. citizen.

Robert A. Baffi	Dr. Baffi has been a managing director of BioMarin Falcons B.V. since November 21, 2014. See information provided above.

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of BioMarin Giants B.V. The business address of each of these individuals is c/o is Barbara Strozzilaan 201, 1083 HN Amsterdam, the Netherlands and the telephone number for each is +44 (0)20 7420 0819. Each of the persons listed below is a U.S. citizen.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

G. Eric Davis	Mr. Davis has been a managing director of BioMarin Falcons B.V. since November 20, 2014. See information provided above.

Robert A. Baffi	Dr. Baffi has been a managing director of BioMarin Falcons B.V. since November 21, 2014. See information provided above.